June 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director

Re:	Harman International Industries, Incorporated
Form 10-K for the fiscal year ended June 30, 2015
Filed August 7, 2015
File No. 001-09764

Ladies and Gentlemen:

Set forth below are the responses of Harman International Industries, Incorporated (the “Company”) to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated April 26, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K referenced above.

For your convenience, we have set forth below the Staff’s comments (in bold) followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Company’s applicable filing with the Commission. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Company’s applicable filing with the Commission.

Form 10-K for Fiscal Year Ended June 30, 2015

General

1.	You state on pages 10 and 121 that BMW, Fiat Chrysler Automobiles, the Volkswagen Group and Toyota/Lexus are your key customers, and that these companies will continue to account for a significant portion of your net sales and net accounts receivable for the foreseeable future. We are aware of publicly available information indicating that BMW, Fiat, Volkswagen and Toyota vehicles have been sold in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, including whether the referenced companies incorporate your products or technology into vehicles they have sold or sell in Syria or Sudan. Your response should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

United States Securities and Exchange Commission

Division of Corporation Finance

June 6, 2016

The Company acknowledges the Staff’s comment. The Company has separately requested an extension of time to address this comment and has agreed to respond no later than July 11, 2016.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company acknowledges the Staff’s comment. The Company has separately requested an extension of time to address this comment and has agreed to respond no later than July 11, 2016.

Business

Innovation and technological expertise, page 5

3.	We note that future awarded business, cumulatively estimated at $23 billion, is primarily based on written award letters from your customers and to validate these awards, Harman uses various assumptions including “customer take rates.” Please define the metric “customer take rate.”

The Company acknowledges the Staff’s comment and provides the following explanation. The term “take rate” represents the number of units sold by the Company divided by an estimate of the total number of vehicles of a specific vehicle line produced during the same timeframe. The Company included a definition in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and will include the foregoing definition in future filings with the Commission.

Risk Factors

Increased information technology security requirements…, page 16

4.	We note that your recent acquisition of Symphony Teleca Corporation will allow you to accelerate the development of solutions for the connected car and for a broader set of industries and markets. We further note that 68 percent of your net sales were to automobile manufacturers and that Fiat Chrysler recalled 1.4 million Dodge, Jeep, and Chrysler vehicles after a flaw in the Uconnect system was identified. Please tailor your risk factor disclosure and expand your discussion of cybersecurity issues to discuss the impact of any known trends and uncertainties relating to actual cyber hacks and vulnerabilities.

United States Securities and Exchange Commission

Division of Corporation Finance

June 6, 2016

The Company acknowledges the Staff’s comment and provides the following explanation. The Company acknowledges that it anticipates the acquisition of Symphony Teleca Corporation (“STC”) and Red Bend Ltd. (“RedBend”) in fiscal year 2015, and the recent acquisition of TowerSec Ltd., will allow the Company to accelerate the development of solutions for the connected car and for a broader set of industries and markets. Due in part to the Company’s acquisition of STC and RedBend in fiscal year 2015, the Company expanded the cybersecurity risk factor located on page 21 of its Annual Report on Form 10-K for the fiscal year ended June 30, 2014 under the heading “Increased IT security requirements, vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions, services and data.” to include a discussion of the risk to the security of the Company’s products posed by sophisticated and targeted cyber crime. The Company discloses specifically the types of costs and damages it may incur as a result of intentional malfunctions in the Company’s products, including reputational damage. The risk factor, identified by the Staff in Comment 4, is located on page 16 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 10-K”).

As a result of the Fiat Chrysler Automobiles (“FCA”) recall referenced by the Staff, and a subsequent inquiry by the National Highway Traffic Safety Administration (“NHTSA”), the Company investigated the security vulnerability in the FCA Uconnect head unit and other head units designed and manufactured by the Company which are equipped with built-in cellular access or short range wireless communication features. It was determined that the vulnerability in FCA’s Uconnect head unit was a flaw introduced by a radio communications port that was unintentionally left open by FCA’s wireless provider and was remedied either by the wireless carrier blocking access to the open port or by updates to the Uconnect software made by FCA. Based on information the Company reviewed and provided to NHTSA pertaining to comparable head units sold to other vehicle manufacturers, it was determined that the other head units are distinguishable from FCA’s Uconnect head units and do not contain the vulnerabilities identified by FCA.

As a result of the foregoing investigation and internal reviews of the Company’s products stemming from the FCA recall, the Company has concluded that there is no known vulnerability in the head units designed and manufactured by the Company necessitating an update to the risk factor identified by the Staff in the 2015 10-K relating to actual cyber hacks and vulnerabilities. The Company respectfully informs the Staff that it believes the known trends and uncertainties are adequately disclosed in the aforementioned risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.	In your various quarterly earnings calls, we note your discussion of SOP expansion and acceleration and how both positively impacted your growth. Tell us how you define this term and whether its impact is discussed in your MD&A.

The Company acknowledges the Staff’s comment and provides the following explanation. Start of production (“SOP”) expansion refers to the sale of products to additional vehicle lines and/or geographical markets after the initial start of production on platforms for the Company’s automotive customers. The impact of SOP expansion is discussed in the Management’s Discussion and Analysis section of the 2015 10-K as follows:

•	Page 36, first paragraph under “Results of Operations—Net Sales” (“The increase was primarily due to the expansion of recently launched platforms…”);

United States Securities and Exchange Commission

Division of Corporation Finance

June 6, 2016

•	Page 36, fourth paragraph under “Results of Operations—Net Sales” in the Company’s discussion of Infotainment segment results (“The increase in net sales was driven by the expansion of recently launched platforms…”); and

•	Page 37, first paragraph under “Results of Operations—Net Sales” in the Company’s discussion of Lifestyle segment results (“The increase in net sales was driven by… higher car audio sales as a result of the expansion of recently launched programs…”).

SOP acceleration refers to the overall reduction in the duration of time between the initial award date and the start of production date for future awards. SOP acceleration is achieved when customers adopt the Company’s standardized solutions rather than custom development project solutions, reducing the turnaround time it takes the Company to reach start of production on the platform. The impact of SOP acceleration is not specifically discussed in the Management’s Discussion and Analysis section of the 2015 10-K due to the immaterial impact of SOP acceleration on the Company’s results of operations for the period covered by the 2015 10-K.

* * * *

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (203) 328-3829, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Todd A. Suko

Todd A. Suko

Executive Vice President and General Counsel

cc:	Securities and Exchange Commission
Kathryn Jacobson
Robert Littlepage
Lahdan Rahmati

Harman International Industries, Incorporated
Sandra E. Rowland
Jennifer Peter
Heather DeGregorio